UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
Cambridge Antibody Technology Group plc
(Name of Subject Company (Issuer))
AstraZeneca PLC
AstraZeneca UK Limited
(Names of Filing Persons (Offerors))
Ordinary Shares
American Depositary Shares
(Title of Class of Securities)
Ordinary Shares (GB0001662252)
American Depositary Shares (US1321481079)
(CUSIP Number of Class of Securities)
Graeme Musker
AstraZeneca PLC
15 Stanhope Gate
London W1K 1LN
Tel: 011 44 20 7304 5000
with a copy to
Thomas B. Shropshire, Jr.
Linklaters
One Silk Street
London EC2Y 8HQ
Tel: 011 44 20 7456 2000
(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(1)(2)

$427,428,792	$45,735

(1)	For purposes of calculating the filing fee pursuant to Rule 0-11(d), the transaction value of the CAT Shares and CAT ADSs (each CAT ADS represents one CAT Share) to be received by AstraZeneca, assuming acceptance of the Offer by holders in the United States, is calculated as follows: 17,191,000 CAT Shares (including CAT Shares represented by CAT ADSs) in the United States, representing 40% of the entire issued share capital not already owned by AstraZeneca, multiplied by 1,320 pence per CAT Share, the cash consideration being offered per CAT Share, which yields £226,921,210, converted to U.S. dollars at the daily noon buying rate for pounds sterling in New York certified by the New York Federal Reserve Bank for customs purposes on May 15, 2006, of £1=$1.8836, which yields $427,428,792, multiplied by 0.0001070, which yields $45,735. Each of the capitalized terms used is defined in the Offer Document (as defined below).

(2)	Sent via wire transfer to the SEC on May 23, 2006.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☑	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     Unless otherwise defined herein, capitalized terms used in this Schedule TO shall have the meaning given to them in the Offer Document (as described below).

ITEM 1.	SUMMARY TERM SHEET.
      The information required by Item 1001 of Regulation M-A is set forth in the “Frequently Asked Questions” contained in the Offer Document dated May 23, 2006 (the “Offer Document”) of AstraZeneca and is incorporated herein by this reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.
      The information required by Item 1002(a) of Regulation M-A is set forth in paragraph 2.6 of Appendix V of the Offer Document and is incorporated herein by this reference.
      The information required by Item 1002(b) of Regulation M-A is set forth in paragraphs 3 and 10 of Appendix V of the Offer Document and is incorporated herein by this reference.
      The information required by Item 1002(c) of Regulation M-A is set forth in paragraph 3 of Appendix V of the Offer Document and is incorporated herein by this reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.
      This Schedule TO is being filed by AstraZeneca and its parent, AstraZeneca PLC.
      The information required by Items 1003(a) through (c) of Regulation M-A is set forth in “Frequently Asked Questions” and in paragraphs 2.1 through 2.5 of Appendix V of the Offer Document and is incorporated herein by this reference.

ITEM 4.	TERMS OF THE TRANSACTION.
      The information required by Item 1004(a) of Regulation M-A is set forth in “Frequently Asked Questions”, Part II — “Letter from AstraZeneca”, Part III  — “Special Factors”, and Appendices I, II and V of the Offer Document and is incorporated herein by this reference.
ITEM 5.     PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
      The information required by Item 1005(a) and (b) of Regulation M-A is set forth in Part III — “Special Factors” and paragraphs 4 and 11 of Appendix V of the Offer Document and is incorporated herein by this reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
      The information required by Item 1006(a) and (c)(1) through (7) of Regulation M-A is set forth in “Frequently Asked Questions”, Part I — “Letter from the Chairman of CAT”, Part II — “Letter from AstraZeneca”, Part III — “Special Factors” and Appendix V of the Offer Document and is incorporated herein by this reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
      The information required by Item 1007(a) of Regulation M-A is set forth in “Frequently Asked Questions”, Part II — “Letter from AstraZeneca” and paragraph 8 of Appendix V of the Offer Document and is incorporated herein by this reference.
      In response to the information required by Item 1007(b) of Regulation M-A, the financing for the Offer does not have any conditions, it has been derived from AstraZeneca’s existing cash resources.
      Item 1007(d) of Regulation M-A is not applicable in the context of the Offer.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
      The information required by Item 1008(a) of Regulation M-A is set forth in “Frequently Asked Questions”, Part III — “Special Factors” and Appendix V of the Offer Document and is incorporated herein by this reference.
      The information required by Item 1008(b) of Regulation M-A is set forth in Appendix V of the Offer document and is incorporated herein by this reference.

ITEM 9.	PERSONS/ ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
      The information required by Item 1009(a) of Regulation M-A is set forth in paragraph 11 of Appendix V of the Offer Document and is incorporated herein by this reference.

ITEM 10.	FINANCIAL STATEMENTS.
      In response to Item 1010(a) and (b) of Regulation M-A, as permitted under Instruction 2 to this Item, the financial statements of AstraZeneca and AstraZeneca PLC have been omitted from the Offer Document as they are not considered to be material to the decision of a holder of CAT Securities since there is no financing condition to the Offer and the Offer is a cash offer for all outstanding CAT Securities.

ITEM 11.	ADDITIONAL INFORMATION.
      The information set forth in the Offer Document, the Form of Acceptance, Authority and Election, the Letter of Transmittal and the Notice of Guaranteed Delivery is incorporated herein by reference.

ITEM 12.	EXHIBITS.

99	.(a)(1)	Offer Document dated May 23, 2006
99	.(a)(2)	Letter of Transmittal
99	.(a)(3)	Notice of Guaranteed Delivery
99	.(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
99	.(a)(5)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
99	.(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
99	.(a)(7)	Summary Advertisement in The Wall Street Journal, dated May 23, 2006
99	.(a)(8)	Form of Acceptance, Authority and Election
99	.(a)(9)	Press release announcing the posting of the Offer Document, dated May 23, 2006
99	.(c)(1)	Opinion of Morgan Stanley & Co. Limited to the board of directors of Cambridge Antibody Technology Group plc, dated May 14, 2006
99	.(d)(1)*	Irrevocable Undertaking between John Christopher Aston and AstraZeneca UK Limited, dated May 14, 2006
99	.(d)(2)*	Irrevocable Undertaking between John Robert Brown and AstraZeneca UK Limited, dated May 14, 2006
99	.(d)(3)*	Irrevocable Undertaking between Peter Alan Chambré and AstraZeneca UK Limited, dated May 14, 2006
99	.(d)(4)*	Irrevocable Undertaking between Christopher Marshall and AstraZeneca UK Limited, dated May 14, 2006
99	.(d)(5)*	Irrevocable Undertaking between Diane Mary Mellet and AstraZeneca UK Limited, dated May 14, 2006
99	.(d)(6)*	Irrevocable Undertaking between Paul Nicholson and AstraZeneca UK Limited, dated May 14, 2006

99	.(d)(7)*	Irrevocable Undertaking between Peter Ringrose and AstraZeneca UK Limited, dated May 14, 2006
99	.(d)(8)*	Irrevocable Undertaking between Ake Stavling and AstraZeneca UK Limited, dated May 14, 2006
99	.(d)(9)*	Irrevocable Undertaking between John Stocker and AstraZeneca UK Limited, dated May 14, 2006
99	.(d)(10)^	Collaboration and Licence Agreement, dated November 21, 2004, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited
99	.(d)(11)*	Break Fee Agreement, dated May 14, 2006, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited
99	.(d)(12)*	Cooperation Agreement, dated May 14, 2006, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited
99	.(d)(13)*	Exclusivity Agreement, dated May 14, 2006, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited
99	.(d)(14)+	Subscription Agreement, dated November 21, 2004, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited
99	.(f)(1)	Description of appraisal rights arising under The Takeover Directive (Interim Implementation) Regulations 2006

+ Incorporated by reference to the Schedule 13D filed by AstraZeneca PLC dated December 27, 2004.

^	Incorporated by reference from Exhibit 4.2 to the Annual Report on Form 20-F filed by Cambridge Antibody Technology Group plc on December 16, 2004.

*	Incorporated by reference to Amendment No. 1 to the Schedule 13D filed by AstraZeneca PLC dated May 15, 2006.
ITEM 13.     INFORMATION REQUIRED BY SCHEDULE 13E-3.
Item 1.     Summary Term Sheet.
      The information required by Item 1001 of Regulation M-A is set forth in the “Frequently Asked Questions” contained in the Offer Document and is incorporated herein by this reference.
Item 2.     Subject Company Information
      The information required by Item 1002(a) of Regulation M-A is set forth in paragraph 2.6 of Appendix V of the Offer Document and is incorporated herein by this reference.
      The information required by Item 1002(b) of Regulation M-A is set forth in paragraphs 3 and 10 of Appendix V of the Offer Document and is incorporated herein by this reference.
      The information required by Item 1002(c) and (d) of Regulation M-A is set forth in paragraph 3 of Appendix V of the Offer Document and is incorporated herein by this reference.
      The information required by Item 1002(e) of Regulation M-A is not applicable.
      The information required by Item 1002(f) of Regulation M-A is set forth in paragraph 2 of Part III — “Special Factors” of the Offer Document and incorporated herein by this reference.
Item 3.     Identify and Background of Filing Person.
      This schedule is being filed by AstraZeneca and its parent, AstraZeneca PLC.
      The information required by Items 1003(a) through (c) of Regulation M-A is set forth in “Frequently Asked Questions” and in paragraphs 2.1 through 2.5 of Appendix V of the Offer Document and is incorporated herein by this reference.

Item 4.     Terms of the Transaction.
      The information required by Item 1004(a) and (c) through (f) of Regulation M-A is set forth in “Frequently Asked Questions”, Part II — “Letter from AstraZeneca”, Part III — “Special Factors”, and Appendices I, II and V of the Offer Document and is incorporated herein by this reference.
Item 5.     Past Contracts, Transactions, Negotiations and Agreements.
      The information required by Item 1005(a) through (c) and (e) of Regulation M-A is set forth in Part III — “Special Factors” and paragraphs 4 and 11 of Appendix V of the Offer Document and is incorporated herein by this reference.
Item 6.     Purposes of the Transaction and Plans or Proposals
      The information required by Item 1006(b) and (c)(1) through (8) of Regulation M-A is set forth in “Frequently Asked Questions”, Part I — “Letter from the Chairman of CAT”, Part II — “Letter from AstraZeneca”, Part III — “Special Factors” and Appendix V of the Offer Document and is incorporated herein by this reference.
Item 7.     Purposes, Alternatives, Reasons and Effects.
      The information required by Item 1013 of Regulation M-A is set forth in “Frequently Asked Questions”, paragraph 5 of Part II — “Letter from AstraZeneca” and Part III — “Special Factors” of the Offer Document and is incorporated herein by this reference.
Item 8.     Fairness of the Transaction
      The information required by Item 1014 of Regulation M-A is set forth in paragraph 3 of Part III — “Special Factors” and Appendix III of the Offer Document and is incorporated herein by this reference.
Item 9.     Reports, Opinions, Appraisals and Negotiations.
      The information required by Item 1015 of Regulation M-A is set forth in paragraph 3 and Annex A of Part III — “Special Factors” of the Offer Document and is incorporated herein by this reference.
Item 10.     Source and Amounts of Fund or Other Consideration.
      The information required by Item 1007(a) of Regulation M-A is set forth in “Frequently Asked Questions”, Part II — “Letter from AstraZeneca” and paragraph 8 of Appendix V of the Offer Document and is incorporated herein by this reference.
      In response to the information required by Item 1007(b) of Regulation M-A, the financing for the Offer does not have any conditions, it has been derived from AstraZeneca’s existing cash resources.
      The information required by Item 1007(c) of Regulation M-A is set forth in paragraphs 11 and 14 of Appendix V of the Offer Document and is incorporated herein by this reference.
      Item 1007(d) of Regulation M-A is not applicable in the context of the Offer.
Item 11. Interest in Securities of the Subject Company.
      The information required by Item 1008(a) of Regulation M-A is set forth in “Frequently Asked Questions”, Part III — “Special Factors” and Appendix V of the Offer Document and is incorporated herein by this reference.
      The information required by Item 1008(b) of Regulation M-A is set forth in Appendix V of the Offer document and is incorporated herein by this reference.

Item 12. The Solicitation or Recommendation.
      The information required by Item 1012(d) and (e) of Regulation M-A is set forth in “Frequently Asked Questions”, Part I — “Letter from the Chairman of CAT”, Part II — “Letter from AstraZeneca”, Part III — “Special Factors” and paragraph 4 of Appendix V of the Offer Document and is incorporated herein by this reference.
Item 13. Financial Statements.
      The information required by Item 1010(a) of Regulation M-A is set forth in Appendix IV and paragraph 11 of Appendix V of the Offer Document and is incorporated herein by this reference.
      In response to the information required by item 1010(b) of Regulation M-A, neither AstraZeneca nor AstraZeneca PLC believe that such information would be material in the context of the Offer, particularly since the Offer is a cash offer for all of the outstanding CAT Securities and, as a result, has not included such information in the Offer Document.
Item 14. Persons/Assets, Retained, Employed, Compensated or Used
      The information required by Item 1009(a) of Regulation M-A is set forth in paragraph 11 of Appendix V of the Offer Document and is incorporated herein by this reference.
      Item 1009(b) of Regulation M-A is not applicable in the context of the Offer.
Item 15. Additional Information
      The information set forth in the Offer Document, the Form of Acceptance, Authority and Election, the Letter of Transmittal and the Notice of Guaranteed Delivery is incorporated herein by reference.
Item 16. Exhibits

99	.(a)(1)	Offer Document dated May 23, 2006
99	.(a)(2)	Letter of Transmittal
99	.(a)(3)	Notice of Guaranteed Delivery
99	.(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
99	.(a)(5)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
99	.(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
99	.(a)(7)	Summary Advertisement in The Wall Street Journal, dated May 23, 2006
99	.(a)(8)	Form of Acceptance, Authority and Election
99	.(a)(9)	Press release announcing the posting of the Offer Document, dated May 23, 2006
99	.(c)(1)	Opinion of Morgan Stanley & Co. Limited to the board of directors of Cambridge Antibody Technology Group plc, dated May 14, 2006
99	.(d)(1)*	Irrevocable Undertaking between John Christopher Aston and AstraZeneca UK Limited, dated May 14, 2006
99	.(d)(2)*	Irrevocable Undertaking between John Robert Brown and AstraZeneca UK Limited, dated May 14, 2006
99	.(d)(3)*	Irrevocable Undertaking between Peter Alan Chambré and AstraZeneca UK Limited, dated May 14, 2006
99	.(d)(4)*	Irrevocable Undertaking between Christopher Marshall and AstraZeneca UK Limited, dated May 14, 2006
99	.(d)(5)*	Irrevocable Undertaking between Diane Mary Mellet and AstraZeneca UK Limited, dated May 14, 2006

99	.(d)(6)*	Irrevocable Undertaking between Paul Nicholson and AstraZeneca UK Limited, dated May 14, 2006
99	.(d)(7)*	Irrevocable Undertaking between Peter Ringrose and AstraZeneca UK Limited, dated May 14, 2006
99	.(d)(8)*	Irrevocable Undertaking between Ake Stavling and AstraZeneca UK Limited, dated May 14, 2006
99	.(d)(9)*	Irrevocable Undertaking between John Stocker and AstraZeneca UK Limited, dated May 14, 2006
99	.(d)(10)^	Collaboration and Licence Agreement, dated November 21, 2004, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited
99	.(d)(11)*	Break Fee Agreement, dated May 14, 2006, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited
99	.(d)(12)*	Cooperation Agreement, dated May 14, 2006, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited
99	.(d)(13)*	Exclusivity Agreement, dated May 14, 2006, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited
99	.(d)(14)+	Subscription Agreement, dated November 21, 2004, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited
99	.(f)(1)	Description of appraisal rights arising under The Takeover Directive (Interim Implementation) Regulations 2006

+	Incorporated by reference to the Schedule 13D filed by AstraZeneca PLC dated December 27, 2004.

^	Incorporated by reference from Exhibit 4.2 to the Annual Report on Form 20-F filed by Cambridge Antibody Technology Group plc on December 16, 2004.

*	Incorporated by reference to Amendment No. 1 to the Schedule 13D filed by AstraZeneca PLC dated May 15, 2006.

SIGNATURE
      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Graeme Musker

Name: Graeme Musker
Title: Company Secretary and Solicitor
Date: May 23, 2006

EXHIBIT INDEX

99.(a)(1)	Offer Document dated May 23, 2006
99.(a)(2)	Letter of Transmittal
99.(a)(3)	Notice of Guaranteed Delivery
99.(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
99.(a)(5)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
99.(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
99.(a)(7)	Summary Advertisement in The Wall Street Journal, dated May 23, 2006
99.(a)(8)	Form of Acceptance, Authority and Election
99.(a)(9)	Press release announcing the posting of the Offer Document, dated May 23, 2006
99.(c)(1)	Opinion of Morgan Stanley & Co. Limited to the board of directors of Cambridge Antibody Technology Group plc, dated May 14, 2006
99.(d)(1)*	Irrevocable Undertaking between John Christopher Aston and AstraZeneca UK Limited, dated May 14, 2006
99.(d)(2)*	Irrevocable Undertaking between John Robert Brown and AstraZeneca UK Limited, dated May 14, 2006
99.(d)(3)*	Irrevocable Undertaking between Peter Alan Chambré and AstraZeneca UK Limited, dated May 14, 2006
99.(d)(4)*	Irrevocable Undertaking between Christopher Marshall and AstraZeneca UK Limited, dated May 14, 2006
99.(d)(5)*	Irrevocable Undertaking between Diane Mary Mellet and AstraZeneca UK Limited, dated May 14, 2006
99.(d)(6)*	Irrevocable Undertaking between Paul Nicholson and AstraZeneca UK Limited, dated May 14, 2006
99.(d)(7)*	Irrevocable Undertaking between Peter Ringrose and AstraZeneca UK Limited, dated May 14, 2006
99.(d)(8)*	Irrevocable Undertaking between Ake Stavling and AstraZeneca UK Limited, dated May 14, 2006
99.(d)(9)*	Irrevocable Undertaking between John Stocker and AstraZeneca UK Limited, dated May 14, 2006
99.(d)(10)^	Collaboration and Licence Agreement, dated November 21, 2004, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited
99.(d)(11)*	Break Fee Agreement, dated May 14, 2006, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited
99.(d)(12)*	Cooperation Agreement, dated May 14, 2006, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited
99.(d)(13)*	Exclusivity Agreement, dated May 14, 2006, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited
99.(d)(14)+	Subscription Agreement, dated November 21, 2004, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited
99.(f)(1)	Description of appraisal rights arising under The Takeover Directive (Interim Implementation) Regulations 2006

+	Incorporated by reference to the Schedule 13D filed by AstraZeneca PLC dated December 27, 2004.

^	Incorporated by reference from Exhibit 4.2 to the Annual Report on Form 20-F filed by Cambridge Antibody Technology Group plc on December 16, 2004.

*	Incorporated by reference to Amendment No. 1 to the Schedule 13D filed by AstraZeneca PLC dated May 15, 2006.